Prospectus Supplement                           Filed Pursuant to Rule 424(b)(2)
(to Prospectus dated November 15, 2000)         SEC File No. 333-49628

                        2,150,000 Shares of Common Stock

             Warrants to Purchase 1,150,000 Shares of Common Stock

                           Electric Fuel Corporation
                          ___________________________




          We are offering by this prospectus supplement an aggregate of 2,150,000 shares of our common stock and warrants to purchase an aggregate of 1,150,000 shares of our common stock; of the 2,150,000 shares offered hereby, 1,000,000 shares of our common stock are to be issued directly and the remaining 1,150,000 are to be issued upon exercise of the warrants. Our common stock is listed on the Nasdaq National Market under the symbol "EFCX". The last reported sale price for the common stock on November 16, 2000 as quoted on the Nasdaq National Market was $8.3125 per share.


          The purchaser identified in the table set forth below under the caption "Plan of Distribution" has agreed to purchase the number of shares of our common stock and warrants set forth opposite its name. The purchaser will purchase the shares of our common stock offered hereby at a price of $8.375 per share, resulting in the aggregate purchase price set forth in the table. The purchaser will also receive warrants, for no separate consideration, to purchase the number of shares of our common stock set forth opposite its name at an exercise price of $12.56 per share with respect to the warrants designated as Series A and an exercise price of $11.31 per share with respect to the warrants designated as Series B, which warrants will expire on the dates set forth below under the caption "Description of Common Stock Warrants". This sale will result in total proceeds to us of approximately $8,375,000, before deducting offering expenses payable by us. In connection with the purchaser's acquisition of the securities and pursuant to this prospectus supplement, we will issue warrants to Josephthal & Co., Inc., as placement agent, to purchase 150,000 shares of our common stock. We expect to deliver the shares and the warrants against payment therefor in New York, New York on November 17, 2000.


          See "Risk Factors" on page 1 of the accompanying prospectus for various risks you should consider before you purchase any shares of our common stock or warrants.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                          ___________________________


          The date of this prospectus supplement is November 17, 2000

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. We have not authorized any person to provide you with any information or to make any representations not contained or incorporated by reference in this prospectus supplement or the attached prospectus dated November 15, 2000. This prospectus supplement is part of, and you must read it in addition to the attached prospectus. You should assume that the information contained or incorporated by reference in this prospectus supplement and the attached prospectus is accurate as of the date on the front cover of this prospectus supplement only.

     The distribution of this prospectus supplement and the attached prospectus, and the offering of the common stock and the warrants, may be restricted in some jurisdictions. You should inform yourself about, and observe, any of these restrictions. This prospectus supplement and the attached prospectus do not constitute, and may not be used in connection with, an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer in that jurisdiction.

                                USE OF PROCEEDS

     We will receive net proceeds from the sale of the securities offered by us, before deducting estimated offering expenses of $100,000 payable by us, of approximately $7,746,875. We intend to use all of the net proceeds from this sale of securities to fund general corporate purposes.

                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in a securities purchase agreement dated as of November 17, 2000 between us and the purchaser named below, we have agreed to sell to the purchaser, and the purchaser has agreed to purchase from us, the total number of shares of our common stock set forth opposite the purchaser's name in the following table at a price of $8.375 per share. The securities purchase agreement provides that the purchaser will also receive warrants to purchase the number of shares of common stock set forth opposite its name in the following table at an exercise price of $12.56 per share for the Series A warrant and an exercise price of $11.31 per share for the Series B warrant. The Series A warrant will expire on November 17, 2005, and the Series B warrant will expire on August 17, 2001. Each warrant is evidenced by a stock purchase warrant described under the heading "Description of Common Stock Warrants" and filed as an exhibit to a Form 8-K filed with the Securities and Exchange Commission as of the date of this prospectus supplement, which is incorporated by reference into the registration statement of which this prospectus supplement and the accompanying prospectus are a part. The securities purchase agreement provides that the purchaser will be obligated to purchase all of the shares of common stock and warrants set forth opposite its name if any are purchased. As described below under the heading "Placement Agent", we will issue Josephthal & Co., Inc., warrants to purchase 150,000 shares of our common stock in connection with our offer and sale of our common stock and warrants to the purchaser.

                                                      Shares of Common Stock
        Purchaser         Shares of Common Stock        Underlying Warrants        Aggregate Purchase Price*
        ---------         ----------------------       --------------------        ------------------------
Capital Ventures               1,000,000                      --                      $8,375,000
 International                        --                 666,667 - Series A                   --
                                      --                 333,333 - Series B                   --
* Excludes exercise price of the warrants.


     The purchaser has advised us that it is purchasing our common stock and warrants for its own account and has no intention of undertaking special selling activities with respect to our common stock. We have also agreed to reimburse an affiliate of the purchaser for up to $50,000 of expenses incurred in connection with the purchaser's acquisition of the shares of our common stock and the warrants.

                      DESCRIPTION OF COMMON STOCK WARRANTS

     The purchaser will receive, in connection with its purchase of our common stock under the securities purchase agreement, warrants to purchase shares of our common stock. The warrants are divided into two series, a Series A Warrant and a Series B Warrant.

Series A Warrant

     Under the terms of the securities purchase agreement, the purchaser will receive a Series A warrant. The Series A Warrant entitles the holder to purchase for cash or by effectuating a cashless exercise, at an exercise price of $12.56 per share, 666,667 shares of our common stock. The Series A Warrant is exercisable by the holder at any time following issuance and will expire on November 17, 2005.

Series B Warrant

     Under the terms of the securities purchase agreement, the purchaser will also receive a Series B Warrant. The Series B Warrant entitles the holder to purchase for cash, or, in limited circumstances, by effectuating a cashless exercise, at an exercise price of $11.31 per share, 333,333 shares of our common stock. The Series B Warrant is exercisable by the holder at any time following issuance and will expire on August 17, 2001. We have the right to require that the holder of the Series B Warrant exercise the Series B Warrant, in whole and not in part, if we consummate a primary public offering of our common stock that meets certain criteria set forth in the Series B Warrant and certain other conditions are met.

     The Series A Warrant and Series B Warrant are generally exercisable by the holder, in whole or in part, by surrender to us of the warrants, together with a completed exercise agreement, and payment by the holder of the aggregate exercise price. Upon any exercise of the warrants, we will forward to the holder, as soon as practicable, but not exceeding two business days after proper exercise, a certificate representing the number of shares of our common stock purchased upon such exercise. If less than all of the shares represented by a warrant are purchased, we will also deliver to the holder a new warrant representing the right to purchase the remaining shares. The shares of our common stock purchased by the holder upon exercise of the warrants will be deemed to have been issued as of the close of business on the date the warrants are surrendered to us as described above.

     The exercise price payable and number of shares purchasable upon exercise of a warrant will generally be adjusted to prevent the dilution of the holder's beneficial interest in our common stock in the event we:

     . issue or sell any shares of our common stock for no consideration or at a price per share less than the then-current market price of our common stock, or issue or sell warrants, rights or options to purchase (or securities convertible into) shares of our common stock at such a price;

     . change the exercise price or conversion rate applicable to any warrants, rights or options to purchase (or securities convertiable into) shares of our common stock; or

     .    subdivide or combine our common stock.

     In addition, in the event we consolidate or merge with or into any other corporation, or sell or convey all or substantially all of our assets other than in connection with a complete liquidation at any time during the exercise period, the holder will be entitled to receive upon exercise of the warrant the shares of stock, securities, cash or assets it would have been entitled to receive had it held the number of shares of common stock represented by the warrant. Alternatively, in connection with any such transaction the holder shall have the right, at its option, to receive cash equal to the fair market value of the warrant. Finally, if we declare or make any distribution to holders of our common stock any of our assets or rights to acquire our assets, the holder will, upon exercise, be entitled to receive the amount of such assets or rights as it would have been entitled to receive had it held the number of shares of common stock represented by the warrants on the record date for the determination of shareholders entitled to the distribution.

     The warrants are generally transferable by the holder thereof, but no holder may exercise or dispose of any portion of the warrant if such exercise or disposition would result in the holder or any of its affiliates beneficially owning more than 4.99% of the outstanding shares of our common stock.

     Except as described above, a holder of a warrant will not have any of the rights of a holder of common stock before the common stock is purchased upon exercise of the warrant. Therefore, before a warrant is exercised, the holder of the warrant will not be entitled to receive any dividend payments or exercise any voting or other rights associated with the shares of our common stock which may be purchased when the warrant is exercised.

                                PLACEMENT AGENT

     Under the terms and conditions set forth in an engagement letter dated August 11, 2000 between us and Josephthal & Co., Inc., Josephthal has acted as our agent to solicit offers by various investors to purchase securities offered by us. In consideration for the services rendered by Josephthal pursuant to the engagement letter, we have agreed to pay to Josephthal a cash fee of $628,125 in connection with the sale of the securities offered hereunder. Additionally, we have agreed to issue to Josephthal 150,000 warrants to purchase our common stock. We will issue Josephthal a warrant to purchase 50,000 shares of our common stock at an exercise price of $12.56 per share. This warrant expires on November 17, 2005 and is in substantially the same form as our Series A warrant received by the purchaser. We will issue Josephthal a second warrant to purchase 100,000 shares of our common stock at an exercise price of $9.63 per share. This warrant expires on November 17, 2005. This warrant incorporates terms and conditions similar to those contained in our Series A warrant and Series B warrant, but does not provide for anti-dilution adjustments except in the case of a subdivision, by stock split, stock dividend, recapitalization or otherwise, or combination of our common stock, in which event the exercise price and number of shares obtainable upon exercise will be proportionately adjusted. In addition, in the event of any recapitalization, reorganization, consolidation, merger or sale of all or substantially all of our assets or any other transaction in which the holders of our common stock are entitled to receive stock, securities or assets with respect to or in exchange for our common stock, the holder will be entitled to receive upon exercise of the warrant the shares of stock, securities, cash or assets it would have been entitled to receive had it held the number of shares of common stock represented by the warrant. Each of the Josephthal warrants is evidenced by a stock purchase warrant, which are filed as an exhibit to a Form 8-K filed with the Securities and Exchange Commission as of the date of this prospectus supplement, which is incorporated by reference into the registration statement of which this prospectus supplement and the accompanying prospectus are a part.

     Pursuant to the engagement letter, we have agreed to indemnify Josephthal against certain liabilities associated with Josephthal's activities under the engagement letter.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not seeking offers to buy these securities in any state where the offer or sale is not permitted.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                          ___________________________


                               3,250,000 Shares of
                                 Common Stock

                        1,750,000 Common Stock Warrants

                           Electric Fuel Corporation


                          ___________________________



     Under this prospectus, we may offer and sell from time to time in one or more issuances, (1) up to 3,250,000 shares of our common stock, including shares issuable upon exercise of the common stock warrants, and (2) up to 1,750,000 common stock warrants.

     At the time a particular offer is made, if required, we will set forth the terms of the offering in a supplement to this prospectus.

     Our common stock is listed on the Nasdaq National Market under the ticker symbol "EFCX". The last reported sale price for the common stock on November 6, 2000 as quoted on the Nasdaq National Market was $9.94 per share.

     Investing in the securities involves a high degree of risk. Consider carefully the "Risk Factors" beginning on page 1.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          ___________________________

               The date of this prospectus is November 15, 2000

                               TABLE OF CONTENTS

Risk Factors................................................... 1

The Company.................................................... 5

Recent Developments............................................ 6

Use of Proceeds................................................ 6

Plan of Distribution........................................... 7

Description of Warrants........................................ 7

Legal Matters.................................................. 8

Experts........................................................ 8

Where You Can Find More Information............................ 9

Incorporation of Documents by Reference........................ 9

Information Regarding Forward-Looking Statements............... 10

     Unless the context requires otherwise, all references to "us," "we," "our," the "Company" and "Electric Fuel" refer to Electric Fuel Corporation and our wholly-owned subsidiary Electric Fuel (E.F.L.) Limited ("EFL"), incorporated under the laws of Israel; Electric Fuel GmbH, a German wholly-owned subsidiary of EFL; and other direct and indirect subsidiaries of Electric Fuel Corporation.

     Our principal executive offices are located at 120 Wood Avenue South, Suite 300, Iselin, New Jersey, and our telephone number is (732) 635-7100.

                                 RISK FACTORS


     You should consider carefully the following risk factors in addition to the other information in this prospectus before purchasing our common stock or common stock warrants. Investing in our common stock or common stock warrants involves a high degree of risk. Any of the following risks could seriously harm our business and could result in a complete loss of your investment. See also the section entitled "Information Regarding Forward-Looking Statements" on page 10 below.

We have had a history of losses and may incur future losses.

     We were incorporated in 1990 and began our operations in 1991. We have funded our operations principally from funds raised in each of the initial public offering of our common stock in February 1994, the offering of our common stock in February 1996, a private placement of our common stock in October 1996, and recent private placements of our common stock in December 1999, January 2000 and May 2000; funds from licensing arrangements, research contracts and supply contracts; funds received under research and development grants from the Government of Israel; and sales of Survivor Lights. We incurred significant operating losses for the years ended December 31, 1996, 1997, 1998 and 1999, and expect to continue to incur significant operating losses in 2000. These losses may increase as we expand our research and development activities and establish production facilities, and these losses may fluctuate from quarter to quarter. There can be no assurance that we will ever achieve profitability or that our business will continue to exist.

We need significant amounts of capital to operate and grow our business.

     We require substantial funds to conduct the necessary research, development and testing of our products; to establish commercial scale manufacturing facilities; and to market our products. In order to satisfy existing orders of batteries in commercial quantities, we need to implement our automated production line and, in the future, may need to upgrade or expand our automated production line to satisfy future orders. We plan to expand both sales and production activities, which will require additional funding. We continue to seek additional funding, including through the issuance of equity or debt securities. However, there can be no assurance that we will obtain any such additional financing in a timely manner and on acceptable terms. If additional funds are raised by issuing equity securities, stockholders may incur further dilution. If additional funding is not secured, we will have to modify, reduce, defer or eliminate parts of our anticipated future commitments and/or programs.

We cannot assure you of market acceptance of our products.

     In the fourth quarter of 1999, we began small scale commercial deliveries of our cell phone battery products. However, our battery for cell phones has not yet been accepted by the consumer products market for this application. Furthermore, while we have developed batteries for several models of Nokia, Motorola and Ericsson cell phones, we do not have batteries for many models. We cannot assure you that the Electric Fuel cell phone battery will be competitive either in terms of price or performance or that we will be able to sell our cell phone batteries in commercial quantities.

     Other than our cell phone battery and a signal light powered by water-activated batteries for use in life jackets and other rescue apparatus, we currently have no commercial products available for sale. While we expect to increase production of our cell phone batteries to commercial levels in 2000, significant resources will be required to develop our capacity to produce cell phone batteries on a commercial scale. Additional development will also be necessary in order to commercialize our technology and each of the components of the Electric Fuel System for electric vehicles and defense products. We cannot assure you that we will be able to successfully develop, engineer or commercialize our products, technology or system components, or that we will be able to develop products for commercial sale or that, if developed, they can be produced in commercial quantities or at acceptable costs or be successfully marketed. The likelihood of our future success must be considered in light of the risks, expenses, difficulties and delays frequently encountered in connection with the operation and development of a relatively early stage business and with development activities generally.

     We believe that public pressure and government initiatives are important factors in creating an electric vehicle market. However, there can be no assurance that there will be sufficient public pressure or that further legislation or other governmental initiatives will be enacted, or that current legislation will not be repealed, amended, or have its implementation delayed. In addition, we are subject to the risk that even if an electric fuel vehicle market develops, a different form of zero emission or low emission vehicle will dominate the market. In addition, we cannot assure you that other solutions to the problem of containing emissions created by internal combustion engines will not be invented, developed and produced. Any other solution could achieve greater market acceptance than electric vehicles. The failure of a significant market for electric vehicles to develop would have a material adverse effect on our ability to commercialize this aspect of our technology. Even if a significant market for electric vehicles develops, there can be no assurance that our technology will be commercially competitive within that market.

We will need to develop the capacity and experience to manufacture our products in commercial quantities and at competitive prices.

     We currently have limited capacity for, and no experience in, manufacturing in commercial quantities and have, to date, produced only limited quantities of components of the batteries for electric vehicles and limited amounts of consumer batteries. In order for us to be successful in the commercial market, our products must be manufactured to meet high quality standards in commercial quantities at competitive prices. The development of the necessary manufacturing technology and processes will require extensive lead times and the commitment of significant amounts of financial and engineering resources, which may not be available to us. We cannot assure you that we will successfully develop this technology or these processes. Moreover, we cannot assure you that we will be able to successfully implement the quality control measures necessary for commercial manufacturing.

The price of our common stock is volatile.

     The market price of our common stock has been volatile in the past and may change rapidly in the future. The following factors, among others, may cause significant volatility in our stock price:

     .  Announcements by us, our competitors or our customers;

     . The introduction of new or enhanced products and services by us or our competitors;

     . Changes in the perceived ability to commercialize our technology compared to that of our competitors;

     .  Rumors relating to our competitors or us;

     .  Actual or anticipated fluctuations in our operating results; and

     .  General market or economic conditions.

Our field of business is highly competitive.

     The competition to develop consumer batteries, defense and safety products and electric vehicle battery systems, and to obtain funding for the development of these products is, and is expected to remain, intense. Our technology competes with other battery technologies, as well as other zinc-air technologies. The competition consists of development stage companies, major international companies and consortia of such companies, including battery manufacturers, automobile manufacturers, energy production and transportation companies, consumer goods companies and defense contractors, many of which have financial, technical, marketing, sales, manufacturing, distribution and other resources significantly greater than ours.

     Various battery technologies are being considered for use in electric vehicles, consumer batteries and defense and safety products by other manufacturers and developers, including the following: lead-acid, nickel-cadmium, nickel-iron, nickel-zinc, nickel-metal hydride, sodium-sulfur, sodium-nickel chloride, zinc-bromine, lithium-ion, lithium-polymer, lithium-iron sulfide, primary lithiom, rechargeable alkaline and zinc-air. Additionally, some manufacturers of primary alkaline batteries offer alkaline battery packs for cell phone users.

Some of the components of our technology and our products pose potential safety risks which could create potential liability exposure for us.

     Some of the components of our technology contain elements which are known to pose potential safety risks. Also, because electric vehicle batteries contain large amounts of electrical energy, they may cause injuries if not handled properly. In addition to these risks, and although we incorporate safety procedures in our research, development and manufacturing processes, there can be no assurance that accidents in our facilities will not occur. Any accident, whether occasioned by the use of all or any part of our products or technology or by our manufacturing operations, could adversely affect commercial acceptance of our products and could result in significant production delays or claims for damages resulting from injuries. Any of these occurrences would materially adversely affect our operations and financial condition.

Failure to receive required permits from or to comply with the various regulatory regimes we are subject to could adversely affect our business.

     Regulations in Europe, Israel, the United States and other countries impose various controls and requirements relating to various components of our technology. While we believe that our current and contemplated operations conform to those regulations we cannot assure you that we will not be found to be in non-compliance. We have applied for, and received, the necessary permits under the 1993 Israeli Dangerous Substances Law required for the use of potassium hydroxide and zinc metal. However, there can be no assurance that changes in regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities.

Our business is dependent on patents and proprietary rights which may be difficult to protect and could affect our ability to compete effectively.

     Our ability to compete effectively will depend on our ability to maintain the proprietary nature of our technology and manufacturing processes through a combination of patent and trade secret protection, non-disclosure agreements and licensing arrangements. We hold patents, or patent applications, covering elements of our technology in the United States and in Europe. In addition, we have patent applications pending in the United States and in foreign countries, including the European Community, Israel and Japan. We intend to continue to file patent applications covering important features of our technology. We cannot assure you, however, that patents will issue from any of these pending applications or, if patents issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, we cannot assure you that any of our patents will not be challenged or invalidated or that any of our issued patents will afford protection against a competitor.

     Litigation, or participation in administrative proceedings, may be necessary to protect our patent position. This type of litigation can be costly and time consuming, and this could harm us even if we were to be successful in the litigation. The invalidation of patents owned by or licensed to us could have a material adverse effect on our business. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States. Therefore, there can be no assurance that foreign patent applications related to patents issued in the United States will be granted. Furthermore, even if these patent applications are granted, some foreign countries provide significantly less patent protection than the United States. In the absence of patent protection, and despite our reliance upon our proprietary confidential information, our competitors may be able to use innovations similar to those used by us to design and manufacture products directly competitive with our products. In addition, no assurance can be given that others will not obtain patents that we will need to license or design around. To the extent any of our products are covered by third-party patents, we could require a license under such patents to develop and market our patents.

     Despite our efforts to safeguard and maintain our proprietary rights, we may not be successful in doing so. In addition, competition is intense, and there can be no assurance that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. Moreover, in the event of patent litigation, we cannot assure you that a court would determine that we were the first creator of inventions covered by our issued patents or pending patent applications or that we were the first to file patent applications for those inventions. If existing or future third-party patents containing broad claims were upheld by the courts or if we were found to infringe third party patents, we may not be able to obtain the required licenses from the holders of such patents on acceptable terms, if at all. Failure to obtain these licenses could cause delays in the introduction of our products or necessitate costly attempts to design around such patents, or could foreclose the development, manufacture or sale of our products. We could also incur substantial costs in defending ourselves in patent infringement suits brought by others and in prosecuting patent infringement suits against infringers.

     We also rely on trade secrets and proprietary know-how that we seek to protect, in part, through non-disclosure and confidentiality agreements with our customers, employees, consultants, strategic partners and potential strategic partners. We cannot assure you that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed by competitors.

We are dependent on key personnel and our business would suffer if we fail to retain them.

     We are highly dependent on certain members of our management and engineering staff, and the loss of the services of one or more of these persons could adversely affect us. We are especially dependent on the services of our President and Chief Executive Officer, Yehuda Harats, and our Chairman of the Board of Directors and Chief Financial Officer, Robert S. Ehrlich. The loss of either of these persons could have a material adverse effect on us. We are party to employment agreements with Messrs. Harats and Ehrlich, each of which agreements expires in 2000 and is currently under renegotiation. We cannot assure you that we will reach agreement with them on the terms of new employment agreements. We do not have key-man life insurance.

We are subject to significant influence by some stockholders that may have the effect of delaying or preventing a change in control.

     As of September 30, 2000, our directors, executive officers and principal stockholders and their affiliates collectively owned approximately 35% of the outstanding shares of common stock. As a result, these stockholders are able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or prevent a change in control.

If we are unable to manage our growth, our operating results will be impaired.

     We are currently experiencing a period of development activity which could place a significant strain on our personnel and resources. Our activity has resulted in increased levels of responsibility for both existing and new management personnel. Many of our management personnel have had limited or no experience in managing growing companies. We have sought to manage our current and anticipated growth through the recruitment of additional management and technical personnel and the implementation of internal systems and controls. However, our failure to manage growth effectively could adversely affect our results of operations.

We may be subject to increased United States taxation.

     We believe that EFC and EFL will be treated as personal holding companies for purposes of the personal holding company ("PHC") rules of the Internal Revenue Code of 1986. Under the PHC rules, a PHC is subject to a special 39.6% tax on its "undistributed PHC income", in addition to regular income tax. We believe that EFC and EFL have not had any material undistributed PHC income. However, no assurance can be given that EFC and EFL will not have undistributed PHC income in the future.

     In addition, if 50% of the shares of the Company is ever acquired or deemed to be acquired by five or fewer individuals who are United States citizens or residents, EFL would satisfy the foreign personal holding company ("FPHC") stock ownership test under the Internal Revenue Code, and the Company could be subject to additional U.S. taxes (including PHC tax) on any "undistributed FPHC income" of EFL. We believe that EFL has not had any material undistributed FPHC income. However, no assurance can be given that EFL will not become a FPHC and have undistributed FPHC income in the future.

A significant portion of our operations takes place in Israel.

     The offices and facilities of our principal subsidiary are located in Israel. Although we expect that most of our sales will be made to customers outside Israel, we are nonetheless directly affected by economic, political and military conditions in that country. Accordingly, any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. Historically, Arab states have boycotted any direct trade with Israel and to varying degrees have imposed a secondary boycott on any company carrying on trade with or doing business in Israel. Although in October 1994, the states comprising the Gulf Cooperation Council (Saudi Arabia, the United Arab Emirates, Kuwait, Dubai,

Bahrain and Oman) announced that they would no longer adhere to the secondary boycott against Israel, and Israel has entered into certain agreements with Egypt, Jordan and the Palestine Liberation Organization, no prediction can be made as to whether a full resolution of these problems will be achieved or as to the nature of any such resolution.

     Many of our employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. No assessment can be made of the full impact of such requirements on us in the future, particularly if emergency circumstances occur, and no prediction can be made as to the effect on the Company of any expansion of these obligations.

Any failure to obtain the tax benefits from the State of Israel that we expect to receive could negatively impact our plans and prospects.

     We benefit from various Israeli government programs, grants and tax benefits, particularly as a result of the "approved enterprise" status of a substantial portion of our existing facilities and the receipt of grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. To be eligible for some of these programs, grants and tax benefits, we must continue to meet certain conditions, including producing in Israel and making specified investments in fixed assets. If we fail to meet such conditions in the future, we could be required to refund grants already received, adjusted for inflation and interest. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under approved enterprise programs. We cannot assure you that these programs and tax benefits will be continued in the future at their current levels or at all. The Government of Israel has announced that programs which received approved enterprise status in 1996 and thereafter will be entitled to a lower level of government grants than was previously available. The termination or reduction of certain programs and tax benefits (particularly benefits available to us as a result of the approved enterprise status of a substantial portion of our existing facilities and approved programs and as a recipient of grants from the office of the Chief Scientist) could have a material adverse effect on our business, results of operations and financial condition. In addition, our Israeli subsidiary has granted a floating charge over all of its assets as a security to the State of Israel to secure its obligations under the approved enterprise programs.

Exchange rate fluctuations between the dollar and the NIS may negatively affect our earnings.

     Although a substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars, a significant portion of our costs, including personnel and facilities-related expenses, is incurred in New Israeli Shekels (NIS). Inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the dollar.

Our warrants will not be qualified or listed for trading.

     There is no public trading market for our warrants, and as of now we do not intend to take any steps to list our warrants on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market. Therefore, unless a trading market in the warrants were to develop, it will be very difficult to sell the warrants other than in a face-to-face transaction at a privately negotiated price.

Exercise of the warrants could adversely affect our stock price.

     Holders of our warrants will probably exercise them only at a time when the price of our stock is higher than the exercise price of the warrants. Accordingly, we may be required to issue shares of our common stock at a price substantially lower than the market price of our stock. This could adversely affect our stock price.

This prospectus must be kept current in order for our shares of common stock underlying the warrants to be publicly sold.

     Our shares of common stock to be issued upon exercise of the warrants may be publicly sold only if, at the time of such sale, this prospectus is current. Although we intend to keep this prospectus current, there can be no assurances that we will, in fact, do so. In the absence of a current prospectus, the value of the warrants and the shares issuable upon exercise of the warrants could be substantially reduced.

                                  THE COMPANY

     We design and develop our proprietary zinc-air battery technology for a number of electronic products that have a high demand for energy and power from batteries. We design and develop applications for our zinc-air technology principally for portable consumer electronic devices, as well as electric vehicles and defense and safety applications. To date, we have developed and brought to market batteries for use in several different models of cellular phones and certain defense and safety applications. We are also participating in several cooperative all-electric hybrid vehicle development and demonstration programs in the United States, Europe and Israel.

     Our technology has grown out of a research and development program conducted for nearly 10 years into the field of zinc-air technologies. During this period, we have successfully demonstrated our electric vehicle technology in on-the-road programs in Germany, Sweden, Italy, Israel and the United States. We have also successfully applied our technology to a line of disposable high-capacity zinc-air battery power packs for cellular phones.

     Our high-energy, high-power zinc-air battery is composed of a zinc anode and an air (oxygen reduction) cathode. It is different from most other battery technologies in that one of the electrodes -- the air cathode -- is not consumed during discharge but instead acts as a kind of electrochemical membrane that extracts oxygen from the atmosphere and introduces it into the cell. During discharge, the oxygen is electrochemically reduced to hydroxide ions at the cathode, and zinc at the anode is consumed by conversion to zinc oxide. In electric vehicles, the oxidized zinc is replaced with fresh zinc in a refueling process. In our disposable batteries for consumer electronics devices, the entire pack is constructed from low-cost, non-hazardous components and is designed so that it can be disposed of in an environmentally safe manner.

     We operate in three business areas: Consumer Batteries, Electric Vehicles, and Defense and Safety Products.

     The Consumer Batteries Division develops disposable primary zinc-air batteries as a substitute for lower performing and more expensive rechargeable batteries and has introduced our first commercial zinc-air battery products. The first series of commercial products consists of four models of disposable cellphone batteries, suitable for certain models of cellular phones produced by Nokia, Motorola and Ericsson. Based on our testing, our zinc-air cellphone batteries provide significantly more talk and standby time than conventional rechargeable batteries. Our batteries are ready to use on purchase without charging. In addition to our cellphone batteries, we are seeking to develop batteries, employing our zinc-air technology, for other portable consumer electronic devices.

     The Electric Vehicle Division is continuing to focus on fleet applications of our zinc-air battery system with our partners in Europe and the United States. In May 1998, we successfully completed a field test managed by the German postal service of vehicles powered by our Electric Fuel battery. In a program funded by the U.S. Department of Transportation, we are also developing, with project partners including General Electric Company and Volvo's subsidiary Nova Bus Corporation, an all-electric battery-powered transit bus in Nevada. This bus will utilize an all-electric battery/battery hybrid we are jointly developing with funding from the Israeli-U.S. Bi-National Industrial Research and Development Foundation. In addition, we have recently announced that an all-electric transit bus using our zinc-air battery system will be tested in the United States and Israel pursuant to a cooperation agreement between the United States Department of Energy and the Israeli Ministry of National Infrastructures. We have also agreed to participate in a cooperative all-electric hybrid vehicle development and demonstration program in Germany.

     The Defense and Safety Products Division continues to expand the development of other uses of our battery technology, including a portable zinc-air battery pack for the U.S. Army. This division also oversees our water-activated, battery-powered survivor locator light products for the airline and marine markets.

     Our research, development and production activities are primarily carried out by our Israeli subsidiary, Electric Fuel (E.F.L.) Limited, at its facility in Beit Shemesh, Israel. We also have a small battery research and development facility in Auburn, Alabama, which builds and tests prototype cells and batteries.

     We were incorporated in Delaware in 1990. Our executive offices are located at 120 Wood Avenue South, Suite 300, Iselin, New Jersey, and our telephone number is (732) 635-7100. We maintain a website at www.electric-
                                                              ------------
fuel.com.  This reference to our website address does not constitute
--------
incorporation by reference of the information contained on our website.


                              RECENT DEVELOPMENTS

     On May 17, 2000, we entered into a purchase agreement with Koor Industries Ltd., pursuant to which Koor agreed to purchase 1 million shares of our common stock at $10 per share, for a total cash investment of $10,000,000. Pursuant to the terms of the May 17 purchase agreement, if, within sixth months after the making of this investment, we sell shares of our common stock or securities convertible into our common stock (other than to our employees or consultants pursuant to our stock option plans) at a price below $10 per share, we will issue to Koor additional shares such that the total number of shares issued to Koor multipled by the lower stock price equals $10,000,000. In addition, with respect to any portion of the shares still held by Koor at the end of the six-month period following the investment, if the average closing price of our stock for the 30 days ending immediately prior to the date which is six months from the investment is below $10 per share, we will adjust the number of our shares held by Koor in a similar manner based on the average closing price over the preceding 30 days, but in no event are we required to issue more than 481, 181 shares of our common stock.

                                USE OF PROCEEDS

     Unless the prospectus supplement indicates otherwise, the net proceeds from the sale of the securities offered by us hereunder will be added to our general funds and used for general corporate purposes.

                             PLAN OF DISTRIBUTION

     We may sell securities:

     . to the public through a group of underwriters managed or co-managed by one or more underwriters;

     .  through one or more agents; or

     .  directly to purchasers.

     The distribution of the securities may be effected from time to time in one or more transactions:

     .  at a fixed price or prices, which may be changed from time to time;

     .  at market prices prevailing at the time of sale;

     .  at prices related to those prevailing market prices; or

     .  at negotiated prices.

     Each prospectus supplement will describe the method of distribution of the securities and any applicable restrictions.

     The prospectus supplement with respect to the securities of a particular series will describe the terms of the offering of the securities, including the following:

     .  the name or names of any agents or underwriters;

     .  the public offering or purchase price;

     . any discounts and commissions to be allowed or paid to the agent or underwriters;

     .  all other items constituting underwriting compensation;

     .  any discounts and commissions to be allowed or paid to dealers; and

     .  any exchanges on which the securities will be listed.

     Only the agents or underwriters named in the prospectus supplement are agents or underwriters in connection with the securities being offered.

     We may agree to enter into an agreement to indemnify the agents and the several underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the agents or the underwriters may be required to make.


                     DESCRIPTION OF COMMON STOCK WARRANTS

     We may issue, together with common stock or separately, warrants for the purchase of our common stock. The terms of each warrant will be discussed in the applicable prospectus supplement relating to the particular series of warrants. The form(s) of certificate representing the warrants, will be, in each case, filed with the Commission as an exhibit to a document incorporated by reference in the registration statement of which this prospectus is a part on or prior to the date of any prospectus supplement relating to an offering of the particular warrant.

     The prospectus supplement relating to any series of warrants that are offered by this prospectus will describe, among other things, the following terms to the extent they are applicable to that series of warrants:

     .  the procedures and conditions relating to the exercise of the warrants;

     .  the number of shares of common stock, if any, issued with the warrants;

     . the date, if any, on and after which the warrants and any related shares of common stock will be separately transferable;

     .  the offering price of the warrants, if any;

     . the number of shares of common stock which may be purchased upon exercise of the warrants and the price or prices at which the shares may be purchased upon exercise;

     . the date on which the right to exercise the warrants will begin and the date on which the right will expire;

     . a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

     .  call provisions of the warrants, if any; and

     .  any other material terms of the warrants.

     Each warrant may entitle the holder to purchase for cash, or, in limited circumstances, by effecting a cashless exercise for, the number of shares of our common stock at the exercise price that is described in the applicable prospectus supplement. Warrants will be exercisable during the period of time described in the applicable prospectus supplement. After that period, unexercised warrants will be void. Warrants may be exercised in the manner described in the applicable prospectus supplement.

     A holder of a warrant will not have any of the rights of a holder of common stock before the common stock is purchased upon exercise of the warrant. Therefore, before a warrant is exercised, the holder of the warrant will not be entitled to receive any dividend payments or exercise any voting or other rights associated with the shares of common stock which may be purchased when the warrant is exercised.


                                 LEGAL MATTERS

     The validity of the shares of common stock and warrants offered by this prospectus will be passed upon for us by Harris Beach LLP, Rochester, New York.


                                    EXPERTS

     Our consolidated financial statements for the fiscal year ended December 31, 1999, which have been incorporated by reference in this prospectus, have been audited by independent accountants Kost Forer & Gabbay (a member firm of Ernst & Young International Limited). Our consolidated financial statements for the fiscal years ended December 31, 1997 and 1998, which have also been incorporated by reference in this prospectus, were audited by our former independent accountants, Kesselman & Kesselman (a member firm of PricewaterhouseCoopers International). Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the reporting requirements of the Exchange Act, and file annual and quarterly reports, proxy and information statements and other information with the Securities and Exchange Commission. These documents can be inspected and copied at the public reference facilities maintained by the Commission at its office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of these materials can be obtained from the Public Reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information that we electronically file with the Commission are contained in the Commission's Internet Web site which is http://www.sec.gov.
------------------

     We have filed with the Commission Registration Statements on Form S-3 relating to the common stock and common stock warrants offered in this prospectus. This prospectus does not contain all of the information in the Registration Statements and its exhibits. The Registration Statements, and the exhibits and the documents incorporated by reference in this prospectus and their exhibits, all contain information that is material to the offering of the securities. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete. You should refer to the exhibits that are a part of the Registration Statements in order to review a copy of the contract or documents.


                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The Commission allows us to incorporate by reference many of the documents that we file. This permits us to disclose important information to you by referencing these filed documents. Any information referenced in this way is considered part of this prospectus. We are incorporating by reference in this prospectus the following documents which we have filed with the Commission, together with the filings that have amended them:

     (a)  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;
     (b)  Our Current Report on Form 8-K dated May 23, 2000;
     (c)  Our Quarterly Reort on Form 10-Q for the quarter ended March 31, 2000;
     (d)  Our Current Report on Form 8-K dated March 24, 2000;
     (e)  Our Current Report on Form 8-K dated January 7, 2000;
     (f)  Our Current Report on Form 8-K dated January 18, 2000;
     (g)  Our Current Report on Form 8-K dated January 24, 2000;
     (h) Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999; and
     (i) The description of our common stock contained in our Registration Statement on Form 8-A filed on February 2, 1994.

     All reports and other documents that we file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the termination of the offering of the securities hereunder will also be considered to be incorporated by reference into this prospectus from the date of the filing of these reports and documents, and will supersede the information herein. We undertake to provide without charge to each person who receives a copy of this prospectus, upon written or oral request, a copy of all of the preceding documents that are incorporated by reference (other than exhibits, unless the exhibits are specifically incorporated by reference into these documents). You may request a copy of these materials, at no cost, by writing or telephoning us at the following address: Electric Fuel Corporation,
Attention: Robert S. Ehrlich, 120 Wood Avenue South, Suite 300, Iselin, New Jersey, and our telephone number is (732) 635-7100.

               INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     When used in this prospectus, the words "expects," "anticipates," "estimates" and similar expressions identify forward-looking statements. We believe that these statements are "forward-looking" statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements, which include statements under the caption "Risk Factors" and elsewhere in this prospectus, refer to the stage of development of our products, the uncertainty of the market for disposable cell phone batteries, significant future capital requirements and our plans to implement our growth strategy, continue our research and development, expand our manufacturing capacity, develop strategic relationships for marketing and other purposes and carefully manage our growth. The forward-looking statements also include our expectations concerning factors affecting the markets for our products.

     These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the results that we anticipate. These risks and uncertainties include, but are not limited to, those risks discussed in this prospectus and in the documents incorporated by reference in this prospectus.

     We assume no obligation to update these forward-looking statements or to update the reasons actual results could differ materially from the results anticipated in the forward-looking statements.

     You should rely only on the information in this prospectus and the additional information described under the heading "Where You Can Find More Information." We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus was accurate on the date of the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                       3,250,000 Shares of Common Stock

                        1,750,000 Common Stock Warrants

                           Electric Fuel Corporation



                            _______________________

                                   Prospectus
                            _______________________

                               November 15, 2000

                        2,150,000 Shares of Common Stock

             Warrants to Purchase 1,150,000 Shares of Common Stock

                           Electric Fuel Corporation

                            _______________________

                             Prospectus Supplement

                            _______________________


                               November 17, 2000